EXHIBIT 11

THE NEWHALL LAND AND FARMING COMPANY

COMPUTATION OF EARNINGS PER UNIT

(in thousands, except  per unit)

	Years Ended December 31
	2001	2000	1999
Partnership Units
Average number of units outstanding during the period	25,284	27,658	31,388

Net units issuable in connection with dilutive options based upon use of the treasury stock method	296	311	280

Average number of primary units	25,580	27,969	31,668

Net income	$91,057	$85,396	$90,392

Net income per unit	$3.60	$3.09	$2.88

Net income per unit - assuming dilution	$3.56	$3.05	$2.85